TUNEGO HOLDINGS LLC

LIMITED LIABILITY COMPANY
OPERATING AGREEMENT

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (the **"Agreement"**) is effective as of the date of signing for TuneGO Holdings LLC, a Nevada limited liability company (the **"Company"**), and entered into by and among the Members set forth on Schedule I, attached hereto (each a **"Member"** and collectively the "**Members**").

Article 1
DEFINITIONS AND CALCULATIONS

1.1   **Certain Definitions**. As used herein, the following terms have the following meanings:

"**Affiliate**" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. A Person will be deemed to "control" another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of such other Person, whether through the ownership of voting securities, by contract, or otherwise. For the purposes of this Agreement, a limited partnership will be deemed to be an Affiliate with respect to any Person if the general partner of such limited partnership is an Affiliate of such Person.

"**Board**" means the Board of Managers of the Company.

"**Capital Account**" means the capital account established and maintained for each Member pursuant to Article 5.

"**Capital Contribution**" means any cash or property contributed to the capital of the Company by or on behalf of a Member in exchange for Units, whenever made.

"**Capital Member**" means any Person executing this Agreement in the capacity of a member who holds Capital Units. Schedule A attached hereto identifies initial Capital Members and the number of Capital Units held by each of the Capital Members and may be amended from time to time to reflect the issuance of additional Capital Units as set forth herein.

"**Capital Units**" means the membership units of the Company or other securities issued in respect of, or exchange for, Units, by way of a dividend, split, combination of Units, recapitalization, merger, consolidation, reorganization, conversion of the Company from a limited liability company into a corporation, or a similar event or transaction.

"**Code**" means the Internal Revenue Code of 1986, as amended, and any successor statute.

"**Confidential Information**" means the trade secrets, proprietary information, and confidential information of the Company that are not generally known to the public, including information concerning technology, business plans, financial statements, and other information provided under this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents which the Company treats as confidential, in any format whatsoever (including oral, written, electronic, or any other form or medium); provided, however, that Confidential Information does not include any information that: (1) was publicly known or made generally available prior to the time of disclosure by the Company; (2) becomes publicly known or made generally available after disclosure by the Company through no wrongful action or inaction of the applicable Member; (3) is in the possession of the applicable Member at the time of disclosure by the Company; (4) is obtained by the applicable Member from a third party without an accompanying duty of confidentiality; or (5) is independently developed by the applicable Member without use of or reference to the Company's Confidential Information.

"**Disability**" means, with respect to any Person, that a court of competent jurisdiction adjudges such Person to be incompetent, or that such Person has a physical or mental infirmity, which prevents such Person from fulfilling such Person's duties and obligations with respect to the Company for a period exceeding 90 consecutive days.

"**Family Member**" means any parent, spouse, child, brother, sister, or any other relative with a relationship (by blood, marriage, or adoption) not more remote than first cousin.

"**GAAP**" means generally accepted accounting principles in the United States, consistently applied.

"**Class B Interest**" means the *pro rata* share of a Class B Member.

"**Class B Member**" means any Person executing this Agreement in the capacity of a member who holds Class B Units. Schedule B attached hereto identifies initial Class B Members and the number of Class B Units held by each of the Class B Members and may be amended from time to time to reflect the issuance of additional Class B Units as set forth herein.

"**LLC Act**" means the Nevada Limited Liability Company Act (as may be amended from time to time).

"**LLC Assets**" means all of the assets and property, whether tangible or intangible, owned by, or held for the benefit of, the Company.

"**Manager**" means a member of the Board.

"**Member**" means any Person executing this Agreement in the capacity of either a Capital Member or an Class B Member of the Company, or any Person hereafter admitted to the Company as a member of the Company as provided in this Agreement, who holds Capital Units or Class B Units ,but not including any Person who or which has ceased to be a Capital Member or Class B Member, as the case may be, of the Company.

"**Non-Liquidation Distribution Percentage**", means, at the time of such determination, with respect each Capital Member, a fraction, the numerator of which is the aggregate number of issued and outstanding Capital Units held by such Capital Member, and the denominator of which is the aggregate number of issued and outstanding Capital Units held by all Capital Members.

"**Class B Unit Non-Liquidation Distribution Percentage**", means, at the time of such determination, with respect each Class B Member, a fraction, the numerator of which is the aggregate number of issued and outstanding Class B Units held by such Class B Member, and the denominator of which is the aggregate number of issued and outstanding Class B Units held by all Class B Members.

"**Percentage Interest**" means, at the time of such determination, a Capital Member's allocable interest in items of income, gain, loss, deduction, and credit of or to the Company. A Capital Member's Percentage Interest is equal to a fraction expressed as a percentage, the numerator of which is the number of issued and outstanding Capital Units held by such Capital Member, and the denominator of which is the aggregate number of issued and outstanding Capital Units held by all Capital Members as of the date of such determination.

"**Permitted Transferee**" means, with respect to any Member, an Affiliate or Family Member of such Member, or a trust or other legal entity wholly-owned by, or for the sole benefit of, the relevant Member and/or such Member's Affiliates or Family Members.

"**Person**" means any individual, partnership, joint venture, firm, corporation, limited liability company, association, trust, unincorporated organization, or other enterprise, or any government or political subdivision or any agency, department, or instrumentality thereof.

"**Transfer**" means, with respect to any Units, to sell, or in any other way to directly or indirectly transfer, assign, convey, distribute, pledge, hypothecate, encumber, or otherwise dispose of such Units, whether voluntarily, involuntarily, or by operation of law.

1.2   **Accounting Principles**. Where the character or amount of any asset or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, such determination or computation will be made in accordance with GAAP in effect at such time, to the extent applicable, except where such principles are inconsistent with the requirements of this Agreement.

1.3   **Directly or Indirectly**. Where any provision in this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision will be applicable whether such action is taken directly or indirectly by such Person.

1.4   **Member or Members**. Whenever there is only one Member of the Company, the plural term **"Members**" will refer to such single Member.

Article 2
ORGANIZATION

2.1   **Formation of the Company; Certificate.** The Members of the Company hereby:

(1)   approve and ratify the filing of the Certificate;

(2)   confirm their status as Members;

(3)   execute this Agreement for the purpose of establishing the rights, duties, and relationships of the Members among themselves and with the Company, and the rules regarding the operation and governance of the Company; and

(4)   (A) confirm that if the laws of any jurisdiction in which the Company transacts business so require, any of the Members or authorized representatives of the Company shall file, or shall cause to be filed, with the appropriate office in that jurisdiction, any documents, instruments, or other filings necessary for the Company to qualify to transact business under such laws; and (B) confirm that any of the Managers, Members, or authorized representatives of the Company shall execute, acknowledge, and file, or shall cause to be executed, acknowledged, and filed, for record in the place or places and manner prescribed by law, any amendments to the Certificate as may be required, either by the LLC Law, by the laws of any jurisdiction in which the Company transacts business, or by this Agreement, in order to reflect changes in the information contained therein or otherwise to comply with the requirements of law for the continuation, preservation, and operation of the Company as a limited liability company under the LLC Law.

2.2 **Name of the Company**. The business, activities, and operations of the Company may be conducted under the Company's current name or any other name permitted by the LLC Law or the laws of the jurisdiction in which the Company proposes to conduct business under such name, as determined by the Board. Upon the approval of the Board, the officers, authorized agents, or representatives of the Company promptly shall execute, file, and record any assumed or fictitious name certificates required by the laws of the State of Nevada or any other jurisdiction in which the Company conducts business under such assumed or fictitious name.

2.3 **Place of Business.** The Company will carry on its business at such place or places, either within or without the State of Nevada, as the Board may from time to time determine in its sole and absolute discretion. If necessary, the Board shall amend, or shall cause to be amended, the Certificate in accordance with the applicable requirements of the LLC Law to reflect any such change of the Company's principal place of business.

2.4 **Registered Office and Registered Agent.** The registered office of the Company in the State of Nevada shall be TuneGO, Inc., with a registered address located at 2505 Anthem Village Dr. #E283, Henderson, NV 89052, or such other agent or office in the State of Nevada as the Board may designate, and the Managers or any one of them is authorized to amend the Certificate to reflect the foregoing without the consent of any other Member or other Person or entity being required.

2.5 **Ownership of Property.** The Units of each Member will be personal property of such Member for all purposes. All LLC Assets and interests in LLC Assets will be deemed to be owned by the Company as an entity, and no Member individually will have any ownership of such LLC Assets or interest in such LLC Assets except as a Member in the Company.

2.6 **No State Law Partnership**. The Members intend that the Company will not be a partnership (including a general partnership or a limited partnership) or a joint venture, that no Member will be a partner or joint venturer of any other Member with respect to the business of the Company or for any purposes other than U.S. federal, state, and local tax purposes, and that this Agreement will not be construed to suggest otherwise. The Members intend that the Company will be a partnership for U.S. federal, state, and local tax purposes.

Article 3
PURPOSES AND POWERS OF THE COMPANY

3.1 **Purpose.** The primary business of the Company and its purpose are to operate as a special purpose investment limited liability company investing in securities issued by TuneGO, Inc., a Delaware corporation (the "**Portfolio Company**"). In connection therewith, the Company may, directly or indirectly, do any of the following:

(a) operate and manage the business of the Company and to take any and all such action as the Capital Members, in consultation with the Board, determine to be necessary or appropriate in connection therewith;

(b) invest in, purchase, hold and manage all rights with respect to Portfolio Company securities, including authorization to exercise all rights, powers, privileges, and other incidents of ownership or possession with respect to the Portfolio Company securities, including voting rights,; and

(c) enter into any lawful transaction and engage in any lawful activities in furtherance of the foregoing purposes; and

(d)   engage in any other lawful business permitted by the LLC Law or the laws of any other jurisdiction in which the Company does business.

3.2   **Powers.** Subject to all of the provisions of this Agreement, the Company will have the power to do any and all acts and things necessary, appropriate, advisable, or convenient for the furtherance and accomplishment of the purposes of the Company, including to engage in any kind of activity and to enter into and perform obligations of any kind necessary to, in connection with, or incidental to, the accomplishment of the purposes of the Company, so long as such activities and obligations may be lawfully engaged in or performed by a limited liability company under the LLC Law, the laws of any other jurisdiction applicable to such activities, or both.

Article 4
TERM OF THE COMPANY

4.1   **Term**. The term of the Company commenced on the date upon which the Certificate was duly filed with the Secretary of State of Nevada and will continue until the Company is dissolved under Article 10 hereof.

Article 5
UNITS; CAPITAL ACCOUNTS AND ALLOCATIONS

5.1   **Units and Percentage Interests of Capital Members**. A Capital Member's percentage interest in the Company will be represented by the Capital Units held by such Capital Member. Capital Units may be issued in one or more classes, in one or more series of any such classes, with such relative rights, powers, preferences, as may be determined by the Majority in Interest of the Capital Members. Schedule A attached hereto states the initial Capital Units of the Capital Members. Schedule A may be amended from time to time to reflect the issuance of additional Units as set forth herein.

5.2   **Issuance of Additional Units**. Upon consent of a Majority in Interest of the Capital Members, the Company may, from time to time, issue to Members or other Persons (who upon such issuance and the execution by such Persons of an agreement to be bound by this Agreement, and such other documents and/or instruments as such Majority in Interest deems necessary or appropriate to evidence such Persons' agreement to be admitted as a Member and to be bound by the terms and conditions of this Agreement and of any other governance documents of the Company, if any, will automatically become Class B Members or Capital Members, as the case may be) initial or additional Class B Units or Capital Units, as appropriate, for such consideration, in one or more classes, or one or more series of any such classes, with such designations, preferences, and relative, participating, optional, or other special rights, powers, and duties, including rights, powers, and duties senior to the then-existing Units, all as may be determined by such Majority in Interest in its sole and absolute discretion, the requirements of the LLC Law, the Code, and other applicable laws. Any issuance in accordance with this section shall be subject to execution of any and all documents reflecting admittance as Member as the then acting Majority in Interest deems necessary and proper for admission of new Class B Members or Capital Members. All Members whom shall become recipients, either of Class B Units or Capital Units, as appropriate, shall be bound by the terms and conditions of this Agreement and any and all other governance documents of the Company as applies to all other Members of the Company.

5.3   **Capital Accounts**. A separate Capital Account will be established and maintained for each Member.

5.4   **Allocations**. (a) The initial balance of the Capital Account for each Capital Member will be deemed to equal the aggregate amount of such Member's initial Capital Contributions.

(b)   The Capital Account of each Member will be increased by (1) the amount of any additional cash amounts contributed by such Member; (2) the fair market value (as determined by the Board) of any additional property (other than cash) contributed by such Member; and (3) allocations to such Member, if any, with respect to profit and gain of the Company.

(c)   The Capital Account of each Member will be decreased by (1) the amount of any cash distributions made to such Member; (2) the fair market value (as determined by the Board) of any property (other than cash) distributed to such Member; and (3) allocations to such Member with respect to deductions or losses.

(d)   For Capital Account purposes, all items of loss and deduction will be allocated (1) first, pro rata, to the Capital Members according to the positive balances in their respective Capital Accounts until such Capital Accounts are reduced to zero; and (2) second, pro rata, to each Capital Member in accordance with the percentage interest represented by such Member's Capital Units. All items of profit and gain, except for amounts received from carried interest distributions, net of fees, from limited partnerships of which the Company serves as general partner and which have been allocated specifically to the Class B Members through the Incentive Plan, will, for Capital Account purposes, be allocated (1) first, pro rata, to the Capital Members in order to reverse any allocations of loss or deduction made pursuant to the preceding sentence; and (2) second, pro rata to each Capital Member in accordance with the percentage interest represented by such Capital Member's Capital Units.

(e)   For federal, state, and local income tax purposes, items of income, gain, loss, deduction, and credit will be allocated to the Capital Members in accordance with the allocations of the corresponding items for Capital Account purposes under this Section 5.4, except that items with respect to which there is a difference between tax and book basis will be allocated in accordance with Section 704(c) of the Code, and the treasury regulations thereunder, particularly Treasury Regulations Section 1.704-1(b)(4)(1).

(f)   If the Company incurs any nonrecourse liabilities, income and gain will be allocated in accordance with the "minimum gain chargeback" provisions of Sections 1.704-1 (b)(4)(iv) and 1.704-2 of the Treasury Regulations.

(g)   Subject to the provisions of Section 5.4(f), but notwithstanding any other provision of this Section 5.4, no item of deduction or loss will be allocated to a Capital Member to the extent such allocation would cause a negative balance in such Capital Member's Capital Account (after taking into account the adjustments, allocations, and distributions described in Treasury Regulations Sections 1.704-1 (b)(2)(ii)(d)(4), (5), and (6)). If some but not all of the Capital Members would have such excess Capital Account deficits as a consequence of such allocation, the limitation stated in this Section 5.4(g) will be applied on a Member-by-Member basis so as to allocate the maximum permissible deduction or loss to each Capital Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d). If any loss or deduction is specially allocated to a Capital Member pursuant to the preceding sentence, an equal amount of income or gain of the Company will be specially allocated to such Capital Member prior to any allocation pursuant to Section 5.4(b).

(h)   Subject to the provisions of this Section 5.4, if any Capital Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1 (b)(2)(ii)(d)(4), (5), or (6), items of the Company's income and gain will be specially allocated to such Capital Member in an amount and manner sufficient to eliminate as quickly as possible any deficit balance in such Capital Member's Capital Account in excess of that permitted under Section 5.4 created by such adjustments, allocations, or distributions. Any special allocations of items of income or gain pursuant to this Section 5.4(h) will be taken into account in computing subsequent allocations pursuant to this Article 5 so that the net amount of any items so allocated and all other items allocated to each Capital Member pursuant to this Article 5 will, to the extent possible, be equal to the net amount that would have been allocated to each such Capital Member pursuant to the provisions of this Article 5 if such unexpected adjustments, allocations, or distributions had not occurred.

(i) The Capital Accounts of the Capital Members will be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(e) in the case of a distribution of any property (other than cash).

(j) The provisions of this Section 5.4 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and will be interpreted and applied in a manner consistent with such Treasury Regulations.

(k) A transferee of all (or a portion) of the Capital Units or Class B Units, as the case may be, of a Member will succeed to the Capital Account (or portion of the Capital Account) attributable to the transferred Units on a pro rata basis.

5.5 **Advances to the Company**. Capital Members may, with the written consent of the Majority in Interest of the Capital Members, advance funds to the Company in excess of the amounts required hereunder or pursuant to any subscription agreement to be contributed by them to the capital of the Company. Any such approved advances by a Capital Member will not result in any increase in the amount of such Capital Member's Capital Account or, except as provided in the relevant loan documents or instruments, entitle such Capital Member to any additional Capital Units. The amounts of such advances will be a debt of the Company to such Capital Member and will be payable or collectible only out of the LLC Assets in accordance with terms and conditions agreed upon by the Majority in Interest of the Capital Members.

5.6 **Liability of Members**. Except as otherwise provided in the LLC Law, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, will be solely the debts, obligations, and liabilities of the Company, and none of the Members will be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a Member. The failure of the Company to observe any formalities or requirements relating to the exercise of its power or management of its business, activities, or operations under the LLC Law or this Agreement will not be grounds for imposing personal liability on any Member for liabilities of the Company; provided, however, that, notwithstanding the foregoing, a Member or Manager, as the case may be, may have personal liability for any expenses, damages, or losses directly attributable to such Member or Manager (1) not acting in good faith and in a manner that such Member or Manager reasonably believed to be in or not opposed to the best interests of the Company or which was the result of fraud, deceit, willful misconduct, or a knowing violation of law by such Member or Manager or (2) resulting from an intentional breach of any provision of this Agreement.

5.7 **Return of Capital**. Except upon the dissolution of the Company or as may be specifically provided in Section 10.3, no Member will have the right to withdraw from the Company or to demand or to receive the return of all or any part of such Member's Capital Account or such Member's Capital Contributions to the Company.

5.8 **Non-Liquidation Distributions**. Any distributions other than Class B Unit Non-Liquidation Distribution under Section 5.9 or income tax distributions under Section 5.10 and distributions made under Section 10.3 (any such distribution, "**Non-Liquidation Distributions**"), and subject to Section

5.12, Section 5.13, and Section 5.14, will be made to the Capital Members out of Available Cash (defined below) in such amounts and at such times as may be determined by a Majority in Interest of the Capital Members. All Non-Liquidation Distributions will be allocated to the Capital Members in accordance with their Non-Liquidation Distribution Percentage, except as otherwise provided in Section 5.14. The date on which the resolution of the Capital Members declaring a distribution is adopted will be the record date for determination of the Capital Members entitled to receive such distribution and, except as otherwise provided in Section 5.14, the calculation of the Non-Liquidation Distribution Percentage for each Capital Member. "**Available Cash**" means, with respect to any Fiscal Year (defined below), as reasonably determined by the Board and reported to and approved by the Capital Members, the gross cash receipts of the Company for such Fiscal Year (other than from any loan and any Capital Contributions), less all capital expenditures and all expenses, including overhead, any accrued but unpaid guaranteed payment to any Capital Member, employee compensation, general administrative expenses, payments required under any debt and tax obligations attributable to such Fiscal Year, reserves under any Budget (defined below) or other cash reserve approved by a Majority in Interest of the Majority in Interest of the Capital Members , and all other amounts paid by or for the account of the Company during such Fiscal Year

5.9   **Class B Unit Non-Liquidation Allocation and Distribution**. Except with respect to the Preferred Return, as set forth and defined in Section 5.14 below, any proceeds received by the Company (the "**Aggregate Class B Unit Non-Liquidation Distribution Amount**") will be allocated, net of expenses, at the discretion of the Majority in Interest of the Capital Members, to the Class B Members in accordance with their Class B Unit Non-Liquidation Distribution Percentage and shall be distributed in such amounts and at such times as may be determined by a Majority in Interest of the Capital Members.

5.10   **Income Tax Distributions**. Subject to Section 5.11, in order to enable each Capital Member to pay income taxes on income allocated to such Capital Member, the Board shall, within 30 days after the end of each Fiscal Year, cause the Company to distribute, to the extent funds are available therefor, including through loans obtained from Capital Members (as approved in accordance with Section 5.5), and as is otherwise practicable (in the Board's sole and absolute discretion), to each Person with a Capital Member's Income Tax Distribution Amount (defined below) for the prior Fiscal Year, cash in an amount equal to the excess, if any, of (1) each Capital Member's estimate of such Capital Member's Income Tax Distribution Amount for such Fiscal Year, over (2) the aggregate amount of distributions to such Capital Member during such Fiscal Year (other than a distribution pursuant to this Section 5.9 made with respect to a prior Fiscal Year).

5.11   "**Capital Member's Income Tax Distribution Amount**" means, for any Fiscal Year, with respect to each Person who is a Capital Member or to whom an item of income or gain was allocated during such Fiscal Year, the product of (x) such Person's share of taxable income of the Company for such Fiscal Year (as determined by the Board) multiplied by (y) the highest marginal combined rate of federal and state of New York individual income taxes for such Fiscal Year, as determined by the Board.

5.12   **Withholding and Payments on Behalf of a Member**. The Company is hereby authorized to withhold from any distribution, or to make payments on behalf of a Member in such Member's capacity as such, all amounts that the Company is required by law to withhold or pay on behalf of such Member (including for the purposes of federal, state, and local income tax withholding, state personal property taxes, and state unincorporated business taxes). All amounts withheld by the Company from distributions or paid by the Company on behalf of a Member pursuant to the foregoing sentence will be deemed to have been distributed to the Member otherwise entitled to receive the amount so withheld or on whose behalf the amount was paid.

5.13   **Limitation Upon Distributions**. Notwithstanding anything to the contrary in this Agreement, the Company shall not (1) make a distribution to a Member to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the Company, other than liabilities to

Members on account of their respective membership interests in the Company and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the LLC Assets, except that the fair value of the property that is subject to a liability for which the recourse of creditors is limited will be included in the LLC Assets only to the extent that the fair value of that property exceeds the liability; or (2) make a distribution to a Member on account of such Member's Membership Interest if such distribution would violate Section 508 of the LLC Law or other applicable law.

5.14   **Priority of Distributions.** Prior to any distributions to Capital Members, each Class B Member shall receive a preferential distribution per annum on their contributed capital (the "Preferred Return"), calculated at a rate of 8% per annum, payable annually. If the Company does not have sufficient funds to make such distributions in full, the unpaid amount shall accrue and be payable when funds become available.

Article 6
TRANSFERS OF UNITS

6.1   **General Prohibition on Transfer**. A Member may Transfer all or any number of Units owned by such Member only if such Transfer is made with the prior written consent of a Majority in Interest of the Capital Members, which consent may be withheld for any reason or no reason;

Article 7
ADDITIONAL AGREEMENTS AND RESTRICTIONS

7.1   **Required Sale**. If the Majority in Interest of the Capital Members approves a Company Sale (defined below), each Capital Member shall vote for, consent to, and raise no objections to such Company Sale. If the Company Sale is structured as a merger or consolidation, each Member shall waive any dissenter's rights, appraisal rights, or similar rights in connection with such merger or consolidation. If the Company Sale is structured as a sale of the Company's equity, each Member shall sell all of such Member's Units and any other equity interest of the Company and any rights to acquire any other equity interest in the Company on the terms and conditions approved by the Board. Each Member shall take all necessary or desirable actions in connection with the consummation of the Company Sale as requested by the Board; provided, however, that (1) any Member obligated under this Section 7.1 to participate in a Company Sale will not be required to make any representations or warranties regarding the Company, and (2) any Member obligated under this Section 7.1 to participate in a Company Sale will have no indemnification obligation or other contractual liability for any representations or warranties regarding the Company beyond the consideration received by such Member pursuant to such Company Sale. Upon the consummation of a Company Sale, each such Member will receive the same form of consideration (provided that the receipt and holding of such form of consideration does not cause any such Member to violate any applicable laws, rules, or regulations) and the same portion of the aggregate consideration that such Member would have received if such aggregate consideration had been distributed by the Company in complete liquidation pursuant to the rights and preferences of each Member as stated in this Agreement. "**Company Sale**" means (1) the sale by the Members, directly or indirectly, in one or a series of integrated transactions, of more than 50% of the equity of the Company to an unrelated Person (but excluding a transaction consummated primarily for the purpose of raising capital for the Company); (2) the sale, exclusive license, or other disposition of all or substantially all of the assets of the Company to an unrelated Person; or (3) any merger, consolidation, reorganization, or recapitalization of the Company (each, a "**Merger**"); provided, however, that a Merger whereby Persons who are holders of the equity of the Company immediately prior to such Merger continue to own more than 50% of the voting power in the surviving company following such Merger will not be deemed to be a Company Sale.

7.2   **Certificates**. The Managers may, but shall not be required to, issue certificates to the Members representing the Units held by such Members.

7.3   **Legends**. Any certificate evidencing Units, and any certificates evidencing any Units or securities exchangeable for, or convertible into, such Units, which are issued after the date hereof to any Person who is, or, in conjunction with such issuance, becomes, a party to this Agreement, will bear the following legend reflecting the restrictions on the Transfer of such securities pursuant to the terms of this Agreement and applicable federal securities law:

"The securities evidenced hereby have not been registered under applicable federal or state securities laws and instead are being issued pursuant to exemptions contained in such laws. The securities represented by this certificate may not be transferred unless (1) a registration statement with respect to such securities is effective under the Securities Act of 1933, as amended ("Act"), (2) such securities are transferred pursuant to Rule 144, or any successor rule, under the Act, and/or (3) the issuer has received an opinion of counsel reasonably satisfactory to it that no violation of the Act or other applicable federal or state laws will result from such transfer. The securities evidenced hereby are subject to the terms of a limited liability company operating agreement as the same may be amended from time to time, between the Company and the members of the Company identified therein, including certain restrictions on transfer. A copy of this Agreement is on file with the Company and is available upon request of the holder of this certificate."

7.4   **Confidentiality Obligations.** (a) Each Member hereby acknowledges:

(1)   That during the term of this Agreement, such Member will have access to and become acquainted with Confidential Information;

(2)   That: (A) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information; (B) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (C) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public.

(b)   Without limiting the applicability of any other agreement to which any Member is subject, each Member shall not, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing such Member's investment in the Company or performing such duties as a Manager, officer, employee, consultant, or other Service Provider of the Company) at any time, including use for personal, commercial, or proprietary advantage or profit, either during such Member's association or employment with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(c)   Nothing contained in Section 7.4 prevents any Member from disclosing Confidential Information:

(1)   upon the order of any court or administrative agency;

(2)   upon the request or demand of any regulatory agency or authority having jurisdiction over such Member;

(3)   to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories, or other discovery requests;

(4)   to the extent necessary in connection with the exercise of any remedy hereunder;

(5)   to other Members or to any such Member's attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring such Member's investment in the Company; or

(6)   as may otherwise be required by applicable law, rule, regulation, or listing standard; provided that in the case of the foregoing clauses (1), (2), or (3), such Member shall notify the Board of the proposed disclosure as far in advance of such disclosure as practicable and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(d)   The restrictions of Section 7.4 will not apply to Confidential Information that (1) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement or (2) is or becomes available to a Member on a non-confidential basis prior to its disclosure to the receiving Member and any of its representatives in compliance with this Agreement.

7.5   **Other Business.** Each Member and any Affiliate of such Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others, provided that any such other business venture does not materially restrict or impair the performance of such Member's duties and obligations to the Company, as the case may be. The Company will not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement. Notwithstanding the foregoing, no Member may provide services to any Person, as a director, manager, member, partner, officer, employee, consultant, or otherwise, that operates a business competitive with the principal business of the Company now conducted or contemplated to be conducted without the prior written consent of the Board.

Article 8
MANAGEMENT; MEMBERS

8.1   **Management by Board of Managers**. (a) Except as otherwise provided herein or pursuant to non-waivable provisions of the LLC Law, the Board will have full power and authority to manage and supervise the property, business, activities, operations, and affairs of the Company, subject to the consent and approval of the Majority in Interest of the Capital Members. The Board will be comprised of up to three Managers, who will be representatives of TuneGO, Inc. and those persons shall initially be John Kohl, Ofek Hayon, Stacy Haitsuka. Managers need not be Members. The Board may appoint such officers (who need not be Members or Managers), and delegate such powers and authority to such officers, as the Board deems to be necessary, appropriate, or convenient to facilitate the business, activities, operations, and affairs of the Company, as may be consistent with the terms of this Agreement. The officers of the Company may exercise such delegated powers and authority in accordance with this Agreement and in a manner consistent with the policies adopted from time to time by the Board. The Board may revoke any delegation granted hereunder at any time and to reverse or overrule (if possible) any action taken by an officer of the Company pursuant to any delegated authority.

(b)   The Company shall not, without the affirmative vote or written consent of the Majority in Interest of the Capital Members:

(1)   make any loan or advance to, or own any securities of, any subsidiary or other limited liability company, corporation, partnership, or other entity, but excluding any of the foregoing which is wholly owned by the Company;

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(2)   make any loan or advance to any Person, including, any employee, consultant, Manager, or Member, except advances and similar expenditures in the ordinary course of business;

(3)   guarantee any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

(4)   incur any debt, alone or in the aggregate, exceeding $25,000 that is not already included in a Budget, other than trade credit incurred in the ordinary course of business;

(5)   enter into or be a party to any transaction with any Manager, Member, officer, employee, or consultant of the Company or any "affiliate" (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such person except (1) transactions resulting in payments to or by the Company in an amount less than $50,000 per year, (2) transactions made in the ordinary course of business and pursuant to reasonable requirements of the Company's business and upon fair and reasonable terms that are approved by the Board, or (3) transactions included in a Budget;

(6)   approve the budget of the Company (including any projections of net profits) for each Fiscal Year (each, a "**Budget**");

(7)   hire, fire, or change the compensation of any employee or consultant of the Company;

(8)   change the principal business of the Company, enter new lines of business, or exit the current line of business;

(9)   undertake a Company Sale;

(10)   undertake a financing transaction through the sale and issuance of the Company's debt or equity securities;

(11)   issue additional Units to any Member;

(12)   admit any Person to the Company as a Member after the date hereof; or

(13)   approve any amendment to this Agreement.

8.2   **Managers Under the LLC Law**. Each Manager will be a "manager" of the Company for all purposes of, and within the meaning set forth in, the LLC Law.

8.3   **Manager Term; Resignation.** Each Manager will hold office until such Manager's death, Disability, removal, or resignation, or until such Manager's successor has been duly elected and qualified. Any Manager may resign at any time by giving written notice to the Board or to the Company. Any such resignation will take effect at the time specified therein or, if no time is specified, upon receipt thereof, and unless specified therein, acceptance of such resignation will not be necessary to make it effective.

8.4   **Removal; Vacancies.** A Manager may only be removed for Cause (defined below) by a Majority in Interest (defined below) of the Members in accordance with Section 8.13. A vacancy on the Board caused by the death, Disability, removal, or resignation of a Manager will be filled by a Majority in Interest of the Members in accordance with Section 8.13. "**Cause**" means (1) a breach of a material provision of this Agreement which, if such breach is capable of being cured, remains uncured for 30 days (or such longer period as may be reasonably necessary to accomplish such cure) following written notice thereof by the Members; (2) conviction of any crime other than a crime that is unrelated to being a Service Provider and is punishable only by a fine, other non-custodial penalty, or both; or (3) any material and willful misconduct or material violation by of the Company's written policies continuing for more than 30 days following written notice thereof by the Members; all as determined in good faith by Majority in Interest of the Members.

8.5   **Meetings of the Board of Managers.** Regular meetings of the Board may, unless otherwise required by the Board, be held on not less than ten days' notice to the other Managers delivered personally or by facsimile or electronic mail and confirmed by telephone, at such time and place as may from time to time be determined by resolution of the Board. Special meetings of the Board may be called at the request of any Manager on not less than 24 hours' notice to the other Managers, delivered personally or by facsimile or electronic mail and confirmed by telephone. Notice of a regular or special meeting need not be given to any Manager who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Manager. Meetings of the Board may be held by telephone or any other communications equipment by means of which all participating Managers can simultaneously hear each other during the meeting.

8.6   **Procedure.** The Board may establish rules of procedure for the conduct of its proceedings consistent with the terms and conditions of this Agreement.

8.7   **Voting and Quorum.** Each Manager will be entitled to cast one vote. At all properly noticed meetings of the Board, the presence, in person or by proxy, of a majority of the entire Board, will constitute a quorum for the transaction of business. Except as otherwise provided in this Agreement, at any meeting of the Board, the vote of a majority of the entire Board will be the action of the Board. If, at any meeting duly called, a quorum is not present, a majority of the Managers present at such meeting may schedule a second meeting, despite the absence of a quorum, to be held on not less than 24 hours' notice to the other Managers.

8.8   **Committees.** The Board may designate one or more committees, each committee to consist of such number of Managers as the Board may establish. The Board may also establish an advisory board, to consist of such number of Persons (who need not be Members or Managers) as the Board may establish. Any committee and the advisory board, to the extent allowed by law and provided in the resolution establishing such committee or the advisory board will have and may exercise any of the powers and authority of the Board in the management of the property, business, activities, operations, or affairs of the Company. Each committee of the Board and the advisory board will meet and act in accordance with rules established for the Board in this Article 8. Each committee and the advisory board will keep regular minutes and report to the Board when required.

8.9   **Compensation.** The compensation, if any, of the Managers (and of any committee or advisory board members) for their services to the Company will be determined, in good faith by the Board, or by a compensation committee (which may be established by the Board and will at all times include at least one Manager), subject to the approval of a Majority in Interest of the Members. Managers will, however, be reimbursed by the Company for any reasonable expenses (including travel expenses) that are incurred by such Managers in the performance of their duties hereunder (including attendance at meetings of the Board). Nothing contained in this Agreement will be construed to preclude any Manager from serving the Company in any other capacities and receiving compensation for such services.

8.10   **Action by Written Consent.** Any action which may be taken by the Board under this Agreement may be taken without a meeting if consents in writing setting forth the actions to be taken thereby are signed by each of the Managers and the writing or writings are delivered to the Company. Such writings will be filed with the minutes of proceedings of the Board.

8.11   **Officers; Agents.** (a) Consistent with Section 8.1, the Company will have such officers, with such duties, powers and authority, as the Board may establish. Each officer will hold such officer's respective office for the term specified by the Board, unless earlier removed by the Board. Except as otherwise provided by law, any number of offices may be held by the same person.

(b)   The Board may appoint such agents of the Company, each with such duties, powers, and authority, as the Board may establish. Any such agent will hold such agent's respective position for the term specified by the Board, unless earlier removed by the Board.

(c)   Any officer or agent of the Company may resign at any time by giving written notice to the Board. Any such resignation will take effect at the time specified therein or, if no time is specified, upon receipt thereof, and unless specified therein, acceptance of such resignation will not be necessary to make it effective. Upon resignation of an officer or agent, the Board will have sole authority to appoint a successor to such officer or agent.

(d)   Except as provided by the terms of any agreement between the relevant officer or agent and the Company, any officer or agent of the Company may be removed from office, with or without Cause, by the Board at any meeting or by the written consent of the Board without a meeting. Any vacancy occurring in any office may be filled by a person designated by the Board. The Board, in its sole and absolute discretion, may re-delegate the duties, powers, and authority of any officer or agent, in whole or in part, to any other officer, agent, or Person, notwithstanding the provisions of this Agreement, except as otherwise provided by the laws of the State of Nevada or the terms of the relevant agreement, if any, between such Person and the Company.

(e)   The officers of the Company will be entitled to such salary or other compensation as the Board may determine.

(f)   Third parties dealing with the Company will be entitled to rely conclusively upon the power and authority of the officers of the Company as established in accordance herewith.

8.12   **Voting Rights of Capital Members; Meetings of Capital Members; No Voting Rights of Class B Members**. (a) Capital Members will be entitled to vote for the Managers, each of whom will be elected or removed by the affirmative vote or written consent (in person or by proxy) of Capital Members holding a majority of the Capital Units outstanding at the time of such determination ("**Majority in Interest**"). Notwithstanding anything to the contrary in this Agreement, each Capital Member shall take any and all actions, including the voting of all Capital Units held by such Capital Member to effect the purposes of Section 8.1 and cause the Managers to be elected pursuant to Section 8.1.

(b)   A meeting of the Capital Members may be called at any time by the Board or by Capital Members holding not less than 40% of the then-issued and outstanding Capital Units of the Company. Meetings of the Capital Members will be held at the Company's principal place of business or at any other place agreed to by the Board. Not less than five nor more than 60 days before each meeting, the Person or Persons calling the meeting must give written notice of the meeting to each Capital Member, stating the place, date, hour, and purpose of the meeting. Notwithstanding the foregoing provisions, a Capital Member will be deemed to waive such notice if, before or after the meeting, the Capital Member signs a waiver of the notice which is filed with the records of meetings of the Capital Members or is present at the meeting in person or by proxy without objecting to the lack of notice prior to the commencement of such meeting.

(c)   At any meeting of the Capital Members, the presence in person or by proxy of Capital Members holding not less than a majority of the Capital Units then issued and outstanding will constitute a quorum. If, at any meeting duly called, a quorum is not present, a majority of the Capital Members present at such meeting may reschedule such meeting, despite the absence of a quorum, which rescheduled meeting may be held on not less than 24 hours' notice to the other Capital Members. A

Capital Member may vote either in person or by written proxy signed by the Capital Member or by the Capital Member's duly authorized attorney-in-fact. Except as otherwise provided herein, at any meeting at which a quorum is present, consent of a Majority in Interest of the Capital Members will be the act of the Capital Members.

(d)   A meeting of the Capital Members need not be held at any time, except as called pursuant to Section 8.13(b).

(e)   Any action which may be taken by the Capital Members at any meeting may be taken without a meeting if consents in writing setting forth the action so taken are signed by Members owning the requisite number of Capital Units then issued and outstanding (or their duly authorized proxies) to approve such action at a meeting, and the writing or writings are promptly delivered to the Company and to any Capital Members who or which did not consent to the taking of such action. Such writings will be filed with the minutes of proceedings of the Capital Members.

(f)   Members may participate in a meeting by conference telephone or similar communications equipment, by means of which all Persons in the meeting can hear each other, and such participation will constitute presence in person at such meeting

(g)   Class B Units shall be "non-voting" Units and no Class B Member shall have any right to vote or participate in decisions involving the Company in his, her or its capacity as an Class B Member.

8.13   **Indemnification of the Managers, Officers and any Affiliates.** (a) The Company shall indemnify and hold harmless to the fullest extent permitted by the laws of the State of Nevada, as if the Company were a corporation incorporated under the laws of the State of Nevada, any Manager, officer, and/or any Affiliate thereof (individually, in each case, an "**Indemnitee**"), from and against any and all Losses (defined below) arising out of or incidental to the business, activities, or operations of, or relating to, the Company, regardless of whether the Indemnitee continues to be a Manager, officer, or Affiliate thereof at the time any such liability or expense is paid or incurred; provided, however, that no Manager, officer, or Affiliate will be indemnified by the Company from and against any Losses resulting from the gross negligence or willful misconduct of such Person. "**Losses**" means any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including reasonable attorneys' fees and disbursements), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits, or proceedings, whether civil, criminal, administrative, or investigative, in which an Indemnitee may be involved, or threatened to be involved, as a party or otherwise.

(b)   No Manager or officer will have liability (personal or otherwise) to the Company or the Members for damages for any breach of duty in such capacity; provided, however, that nothing in this Section 8.14 will eliminate or limit the liability of any Manager or officer if a judgment or other final adjudication adverse to such Manager or officer establishes that such Manager's or officer's acts or omissions constituted gross negligence or willful misconduct.

(c)   Expenses incurred by an Indemnitee in defending any claim, demand, action, suit, or proceeding subject to this Section 8.14 will, from time to time, upon request by the Indemnitee, be advanced by the Company prior to the final disposition of such claim, demand, action, suit, or proceeding upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it is determined in a judicial proceeding or a binding arbitration that such Indemnitee is not entitled to be indemnified as authorized in this Section 8.14.

(d)   The indemnification provided by this Section 8.14 will be in addition to any other rights to which an Indemnitee may be entitled under any other agreement, by vote of the Board, as a matter of law or equity, or otherwise, both as to an action in the Indemnitee's capacity as a Manager, officer, or Affiliate thereof, and as to an action in another capacity, and will continue as to an Indemnitee who has ceased to serve in such capacity and will inure to the benefit of the heirs, successors, assigns, and administrators of the Indemnitee.

(e) The Company may purchase and maintain insurance on behalf of the Managers, officers, and such other Persons as the Board may determine, subject to the approval of the Majority in Interest of the Members, against any liability that may be asserted against or expense that may be incurred by such Persons in connection with the offering of Units in the Company or the business, activities, or operations of the Company, regardless of whether the Company would have the power to indemnify such Persons against such liability under the provisions of this Agreement.

(f) An Indemnitee will not be denied indemnification in whole or in part under this Section 8.14 or otherwise by reason of the fact that the Indemnitee had an interest in the transaction with respect to which the indemnification applies, if the transaction was otherwise permitted or not expressly prohibited by the terms of this Agreement.

(g) The provisions of this Section 8.14 are for the benefit of the Indemnitees, their heirs, successors, assigns, and administrators and will not be deemed to create any rights for the benefit of any other Persons.

8.14   **Savings Clause**. If this Article 8 or any portion hereof is invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Person indemnified pursuant to this Article 8 as to costs, charges, and expenses (including reasonable attorneys' fees), judgments, fines, and amounts paid in settlement with respect to any suit, action, or proceeding relating to this Agreement, whether civil, criminal, administrative, or investigative, to the fullest extent permitted by any applicable portion of this Article 8 that has not been invalidated and to the fullest extent permitted by applicable law.

8.15   **Exculpation**. No Member, Manager, or officer will have personal liability to the Company or the Members for monetary damages for breach of such Member's, Manager's, or officer's fiduciary duties (if any) or for any act or omission performed or omitted by such Member, Manager, or officer in good faith on behalf of the Company. Each Member, Manager, or officer will be indemnified and exculpated from personal liability for damages in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements presented to the Company by any Person as to matters that such Member, Manager, or officer reasonably believes are within such Person's professional or expert competence.

**Article 9
BANK ACCOUNTS; BOOKS AND RECORDS; STATEMENTS;
TAXES; FISCAL YEAR**

9.1   **Bank Accounts**. All funds of the Company will be deposited in its name in such checking and savings accounts, time deposits, or certificates of deposit, or other accounts as may be designated by the Board or a Majority in Interest of the Capital Members from time to time, and the Board shall arrange for the appropriate conduct of such account or accounts.

9.2   **Books and Records**. The Board shall keep, or cause to be kept, accurate and complete books and accounts showing assets, liabilities, income, operations, transactions, and the financial condition of the Company.

9.3   **Accounting Decisions**. All decisions as to accounting matters, except as specifically provided to the contrary herein, will be made by the Board, subject to the approval of the Majority in Interest of the Members.

9.4   **Where Maintained; Access**. The books, accounts, and records of the Company at all times will be maintained at the Company's principal office or such other office or offices as the Board may determine.   Class B Members shall have no rights to inspect the books and records, or to receive any accounting or other financial statement or reports on the financial position of the Company, without the approval of a Majority in Interest of the Members which may be withheld for any or no reason.

9.5   **Tax Returns**. The Board shall, at the expense of the Company, cause to be prepared and delivered to the Members, in a timely fashion after the end of each Fiscal Year, copies of all federal and state income tax returns for the Company for such Fiscal Year, one copy of which shall be timely filed with the appropriate tax authorities. The Board shall cause such returns to accurately reflect the results of operations of the Company for such Fiscal Year. The Board shall appoint a Manager who is Member as the "**Tax Matters Partner**" (as defined in the Code) of the Company who is authorized and required to represent the Company (at the expense of the Company) in connection with all examinations of the affairs of the Company by any federal, state, or local tax authorities, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. The Tax Matters Partner shall keep all Members informed of the progress of any such examination, audit, or other proceeding. Each Member and former Member shall cooperate with the Tax Matters Partner and to do or refrain from doing any or all things reasonably required in connection with the conduct of such proceedings.

There shall be one Tax Matters Partner designated to communicate and negotiate with the Internal Revenue Service on any tax matter on behalf of all Members and on behalf of the Company. The original designated Tax Matters Partner shall be a representative of TuneGO, Inc. and that person shall initially be Ofek Hayon, who shall continue in that role until the Board shall designate another Member for that role at an annual or special meeting of the Members.

9.6   **Fiscal Year**. Unless otherwise required by law, the fiscal year of the Company for financial, accounting, U.S. federal, state, and local income tax purposes will be the calendar year (the "**Fiscal Year**"). The Board will have authority to change the beginning and ending dates of the Fiscal Year if the Board deems such change to be necessary or appropriate to the business, activities, or operations of the Company.

Article 10
DISSOLUTION AND LIQUIDATION

10.1   **Events Causing Dissolution**. (a) The Company will not be dissolved by the admission of new Members or the withdrawal of existing Members (unless all Members of the Company have withdrawn). The Company will be dissolved and its affairs wound up upon the occurrence of any of the following events: (1) a Majority in Interest of the Members consents to dissolve the Company; and (2) the occurrence of any other event which, under Section 702 of the LLC Law, would cause the dissolution of the Company or that would make it unlawful for the business, activities, or operations of the Company to be continued. Dissolution of the Company will be effective as of the day on which the event occurs giving rise to the dissolution, but the Company will not terminate until there has been a winding up of the Company's business, activities, operations, and affairs, and until the LLC Assets have been distributed as provided in Section 10.3 of this Agreement and by the LLC Law.

10.2　**Cancellation of Certificate**. Upon the dissolution and completion of the winding up of the Company, the Company shall file Articles of dissolution in accordance with the provisions of 705 of the LLC Law, and any Person responsible for winding up the affairs of the Company shall promptly notify the Members of such dissolution.

10.3　**Distributions Upon Dissolution or Company Sale**. (a) Upon the dissolution or liquidation of the Company or a Company Sale, the Board (or any other Person designated by a Majority in Interest of the Capital Members to be responsible for winding up the affairs of the Company) shall act as liquidator and proceed without any unnecessary delay to sell or otherwise liquidate the LLC Assets and pay or make-due provision for the payment of all debts, liabilities, and obligations of the Company. The Board (or any other Person designated by the Majority in Interest of the Capital Members to be responsible for winding up the affairs of the Company) shall distribute the net liquidation proceeds and any other liquid assets of the Company after the payment of all debts, liabilities, and obligations of the Company (including all amounts owing to holders of Class B Units and all amounts owing to a Member under this Agreement or under any agreement between the Company and a Member entered into by the Member other than in its capacity as a Member of the Company), the payment of expenses of liquidation of the Company, and the establishment of a reasonable reserve in an amount estimated by the Board to be sufficient to pay any amounts reasonably anticipated to be required to be paid by the Company, which will be distributed to each Member in accordance with the percentage interest represented by such Member's Units.

10.4.　**Liquidation Preference.**　In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the Class B Members shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the Capital Members, an amount equal to the original capital contribution made by each Class B Member plus any accrued and unpaid Preferred Return.　After the payment of such preferential amounts, the remaining assets of the Company will be distributed among all Members in proportion to their respective ownership interests.

Article 11
MISCELLANEOUS

11.1　**Specific Performance, Injunction, Payment of Costs**. The parties acknowledge that it is impossible to determine the monetary damages which would accrue to the Company or any Member by reason of the failure of any other Member or the Company to perform any of such Member's or the Company's obligations under this Agreement requiring the performance of an act other than the payment of money only. Further, because the Units cannot be readily purchased or sold in the open market, the Company and Members acknowledge that money damages are not an adequate remedy with respect to the nonperformance or other breach of any obligations pursuant to this Agreement. Therefore, each party hereto may, in such Person's sole discretion, apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief (without posting a bond or other security) in order to enforce or prevent any violation of the provisions of this Agreement. In the event of a breach or threatened breach by a Member of any of the provisions of this Agreement, the Company, and the remaining Members, will be entitled to an injunction restraining such Member from any such breach without a showing of irreparable harm. The availability of this injunctive remedy will not prohibit the Company or any Member from pursuing any other remedies available at law or in equity for such breach or threatened breach, including the recovery of monetary damages from the breaching Member.

11.2　**Further Assurances**. At any time or from time to time after the date hereof, the parties shall cooperate with each other, and at the request of any other party, to execute and deliver any and all further instruments or documents and to take any and all such other and further actions as the relevant other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

11.3   **Termination; Survival**. The rights and obligations of a Member under this Agreement will terminate at such time as such Member no longer is the beneficial owner of any Units. This Agreement will terminate upon the earliest to occur of (1) the date on which the Members and the Company agree in writing to terminate this Agreement, (2) the consummation of a Company Sale, and (3) the dissolution of the Company; provided, that prior to such termination, the proceeds of any Company Sale are liquidated and distributed to the Members pursuant to Articles 5 and 10 of this Agreement. Notwithstanding anything to the contrary in this Agreement, regardless of the manner in which this Agreement is terminated, Sections 6.1, 8.15 – 8.17, 11.1, 11.2, and 11.6 – 11.8 hereof will survive until, by their respective terms, they are no longer operative.

11.4   **Benefits of Agreement**. All of the terms and provisions of this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement is for the sole benefit of the parties hereto and not for the benefit of any third party.

11.5   **Severability**. Each provision of this Agreement will be considered severable and if for any reason any provision or provisions of this Agreement are determined to be invalid, unenforceable, or illegal under any existing or future law, such invalidity, unenforceability, or illegality will not impair the operation of or affect those portions of this Agreement that are valid, enforceable, and legal.

11.6   **Governing Law**. This Agreement will be interpreted in accordance with and governed by the laws of the State of Nevada, without giving effect to any choice of law or conflicts of law provisions thereof.

11.7   **Consent to Jurisdiction**. Each party hereto hereby irrevocably and unconditionally submits to the jurisdiction of any federal and state court in Denver, Colorado and irrevocably agrees that all actions or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be litigated exclusively in such courts. Each party hereto agrees not to commence any legal proceeding related hereto or thereto except in such court. Each party hereto irrevocably waives any objection which it may now or hereafter have to the laying of the venue of any such proceeding in any such court and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party hereto consents to process being served in any such action or proceeding by mailing a copy thereof by registered or certified mail.

11.8   **Waiver of Jury Trial**. Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of under or in connection with this Agreement. Each party hereto acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waivers and certifications in this Section 11.8.

11.9   **Notices**. (a) All notices and other communications required or permitted under this Agreement must be in writing and will be deemed given if delivered by electronic mail (with confirmation of receipt) to the parties at the following address for such party (or at such other address for a party as may be specified by like notice):

If to the Company: TuneGO Holdings LLC
2505 Anthem Village Dr. #E283
Henderson, NV 89052
Attn: Ofek Hayon
E-mail: ohayon@tunego.com

If to a Member: To such Member's electronic mail on file with the Company.

        (b)   Notices given by electronic mail will be deemed delivered upon confirmation of receipt.

11.10 **Amendments and Waivers**. This Agreement may only be modified or amended by a writing signed by the Company and the Majority in Interest of the Capital Members, as determined as of the date of such proposed amendment. Any such supplemental or amendatory agreement will be adhered to and have the same effect from and after its effective date as if the same had originally been embodied in, and formed a part of, this Agreement; provided, however, that the Board may, in its sole discretion, modify or amend this Agreement if such modifications or amendments are: (1) to Schedule A; (2) to Schedule B; (3) of an inconsequential nature, as reasonably determined by the Board; (4) for the purpose of reflecting the admission of additional Members, the withdrawal of Members, or additions to or reductions from the Capital Accounts of the Members, as any of the foregoing is permitted by this Agreement; (5) necessary to maintain the Company's status as a partnership for tax purposes according to Section 7701 (a)(2) of the Code; (6) necessary to preserve the validity of any and all allocations of Company income, gain, loss, deduction, or credit pursuant to Section 704(b) of the Code; (7) contemplated by this Agreement; or (8) to accommodate a change in any federal or state law, or the laws of another jurisdiction, affecting the business, activities, or operations of the Company. Any amendment to this Agreement must be in writing.

11.11 **Compliance with LLC Law**. Each Member shall not to take any action or fail to take any action which, considered alone or in the aggregate with other actions or events, would result in the termination of the Company under the LLC Law.

11.12 **Entire Agreement**. This Agreement contains the entire agreement among the parties with respect to the matters contemplated by this Agreement and supersedes all prior agreements or understandings among the parties with respect to such matters, including any term sheet, founding agreement, or similar agreement.

11.13 **Counterparts**. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

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The parties are signing this Limited Liability Company Operating Agreement as of the date stated in the introductory clause.

COMPANY:

TUNEGO HOLDINGS LLC

By: TuneGO, Inc.
Its: Manager



By: _____

John Kohl
Managing Member

Date: October 24, 2024

SCHEDULE A

Capital Contributions
And Capital Units Outstanding
(as of October 24, 2024)

Member Name	Capital Contribution	Capital Value	Units	Company Interest
TuneGO, Inc.	$10,000	$10,000	10,000	100%

Total Units Available = 10,000

SCHEDULE B

Capital Contributions
And Class B Units Outstanding
(as of _____)

Member Name	Capital Contribution	Capital Value	Units	Company Interest
Investor 1	$_____	$_____	_____	____%
Investor 2	$_____	$_____	_____	____%

Total Units Available = _____